UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: July 20, 2018

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On July 18, 2018, Fly Leasing Limited (“Fly”) completed the initial transfer of aircraft (the “Initial Transfers”) pursuant to the Share Purchase Agreement (the “SPA”), dated February 28, 2018, among Fly, its subsidiary, Fly Aladdin Holdings Limited (“Fly Aladdin”), AirAsia Group Berhad (“AAGB”), as successor to AirAsia Berhad (“AirAsia”), and its subsidiary, Asia Aviation Capital Limited (“AACL”).  As of July 18, 2018, nine Airbus A320-200 aircraft on operating leases to AirAsia and its affiliated airlines (the “AirAsia Group”) have been transferred pursuant to the SPA and related agreements, in partial completion of Fly’s previously announced acquisition of a major portfolio of aircraft and engines from AACL.  Fly expects to complete the transfer of the remaining assets in the portfolio, comprised of 24 additional Airbus A320-200 aircraft and seven engines on operating leases to the AirAsia Group, and one Airbus A320-200 aircraft on operating lease to a third-party airline, by the end of the third quarter of 2018 (the “Portfolio A Transactions”).

Fly also will acquire 21 Airbus A320neo family aircraft on operating leases to the AirAsia Group as the aircraft deliver from Airbus between 2019 and 2021, and will have the option to purchase 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering from the manufacturer in 2019 (together with the Portfolio A Transactions, the “AirAsia Transactions”).

In connection with the Initial Transfers, on July 11, 2018, Fly, Fly Aladdin, AAGB and AACL, agreed to amend (“SPA Amendment No. 1”) the SPA to reduce the minimum number of assets required to be transferred in the Initial Transfers, to provide that the “End Date” for the Portfolio A Transactions shall be October 31, 2018, or such later date as is agreed by the parties in writing, and to make certain other technical changes.  In addition, on July 18, 2018, Fly, Fly Aladdin, AAGB and AACL, agreed to a further amendment of the SPA to reflect the removal of one Airbus A320-200 aircraft from the Portfolio A Transactions and its replacement with a substantially equivalent Airbus A320-200 aircraft (“SPA Amendment No. 2” and, together with “SPA Amendment No. 1, the “SPA Amendments”).

In connection with SPA Amendment No. 2, on July 19, 2018, Fly Aladdin Funding Limited and Fly Aladdin MaltaCo Limited (collectively, the “Borrowers”), agreed with BNP Paribas (“BNPP”), Wilmington Trust (London) Limited (“WTLL”), and a consortium of lenders (the “Lenders”), to amend the Senior Secured Credit Agreement, dated as of June 15, 2018, among the Borrowers, WTLL, not in its individual capacity but solely as Security Trustee, BNPP, as administrative agent, and the Lenders, to accommodate the removal and replacement of the Airbus A320-200 aircraft described in the immediately preceding paragraph, and to make certain other technical changes.

In contemplation of the Initial Transfers, on July 11, 2018, Fly entered into a securities purchase agreement (the “Onex Securities Purchase Agreement”) with Meridian Aviation Partners Limited (“Meridian”), and certain other affiliates of Onex Corporation (together with Meridian and its other affiliates, “Onex”), and on July 13, 2018, issued and sold to Meridian 666,667 of its common shares in the form of ADSs, at a purchase price of $15.00 per share, in a private placement transaction. Also on July 11, 2018, Fly entered into a securities purchase agreement (the “Summit Securities Purchase Agreement”) with Summit Aviation Holdings LLC (“Summit”), and on July 13, 2018, issued and sold to members of the management team of BBAM Limited Partnership and its subsidiaries (“BBAM”) 666,667 of its common shares in the form of ADSs, at a purchase price of $15.00 per share, in a private placement transaction.  All Fly common shares held by Onex, and the newly issued Fly common shares held by members of the BBAM management team, are subject to a 180-day lock-up from the date of issuance.

1

Finally, on July 18, 2018, Fly entered into a subscription agreement (the “AirAsia Subscription Agreement” and, together with the Onex Securities Purchase Agreement and the Summit Securities Purchase Agreement, the “Securities Purchase Agreements”) with AAGB and AirAsia, pursuant to which Fly will issue 3,333,333 of its common shares in the form of ADSs, valued at $15.00 per share, to AAGB, as contemplated by the SPA.  This transaction is expected to close during the third quarter of 2018.  The Fly common shares to be issued to AAGB will be subject to lock-up restrictions until 2021, as well as voting and standstill undertakings until AAGB and its affiliates own less than 10% of Fly’s outstanding shares.  Fly has agreed to register the common shares issued and sold pursuant to the Securities Purchase Agreements for resale with the Securities and Exchange Commission.

Forward Looking Statements

This report and the exhibits filed herewith include forward-looking statements regarding the AirAsia Transactions that are not historical or current facts and deal with potential future circumstances and developments, in particular statements regarding whether and when the AirAsia Transactions and related transactions will be consummated, and the number of common shares in the form of ADSs to be issued by Fly, the terms and conditions of such issuances,  and whether and when such issuances and related transactions are contemplated. Forward-looking statements are qualified by the inherent risks and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: satisfaction of conditions to the closing of additional assets as contemplated in connection with AirAsia Transactions; satisfaction of conditions to the financing of additional assets as contemplated in connection with the AirAsia Transactions; Fly’s ability to obtain additional required financing for the AirAsia Transactions on favorable terms, or at all; the risk that expected benefits of the AirAsia Transactions may not be fully realized or may take longer to realize than expected; the risk that business disruption resulting from the AirAsia Transactions may be greater than expected; and the risks that are described in Fly’s reports filed with the SEC, including the annual report on Form 20-F for the year ended December 31, 2017. This report speaks only as of its date and Fly disclaims any duty to update the information herein other than as required by applicable law or regulation.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	July 20, 2018	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director